INDONESIA ENERGY CORPORATION LIMITED

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

VIA EDGAR

May 17, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Karina Dorin

Re: Indonesia Energy Corporation Limited

Registration Statement on Form F-3

Filed March 22, 2024

File No. 333-278175

Ladies and Gentlemen:

Indonesia Energy Corporation Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 5, 2024, regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company with the Commission on March 22, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system, which incorporates changes based on the Staff’s comments and other updates to the disclosure.

Registration Statement on Form F-3

General

1.	Please update your financial statements in accordance with Item 8.A of Form 20-F. Refer to Item 5(b) of Form F-3.

In response to the Staff’s comment, we updated the financial statements and related disclosures in Amendment No. 1 by incorporating by reference therein our Form 20-F for the fiscal year ended December 31, 2023, which was filed with the Commission on April 26, 2024 (the “Form 20-F”). Please note that other disclosures in Amendment No. 1 (notably in the Prospectus Summary) have also been updated to reflect the updated disclosures contained in the Form 20-F, where applicable.

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2.	We note the securities being registered pursuant to the base prospectus include depositary shares. Please revise the fee table filed as Exhibit 107 to the registration statement to include the depositary shares.

In response to the Staff’s comment, we have revised the fee table filed as Exhibit 107 to the Amendment No. 1 to include the depositary shares.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Indonesia Energy Corporation Limited

By:	/s/ Wirawan Jusuf
Wirawan Jusuf Chief Executive Officer

cc:	Lawrence A. Rosenbloom, Esq.

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